SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

06012435

SEC MAIL PROCESSING
RECEIVED
APR 10 2006
WASH. D.C. 160 SECTION

24 March 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

SUPPL

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 23 March 2006, Re: Amended Second Quarterly report for the financial period ended 31 December 2005 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
APR 11 2006
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

4/11

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

Financial Results

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 23/03/2006 05:49:39 PM
Reference No SC-060323-5F9BF

* Announcement reference number	:	SC-060221-547E7
Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SILVERSTONE CORPORATION BERHAD
* Stock name	:	SILSTON
* Stock code	:	5061
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31/12/2005**

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **30/06/2006**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Sil2qtr06 (revised).xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2005	31/12/2004	31/12/2005	31/12/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	127,150	110,372	253,901	209,847
2	Profit/(loss) before tax	-12,951	-636	-17,579	-12,427

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary 23 MAR 2006

3	Profit/(loss) after tax and minority interest	-11,308	-1,076	-14,688	-12,846
4	Net profit/(loss) for the period	-11,308	-1,076	-14,688	-12,846
5	Basic earnings/(loss) per share (sen)	-3.34	-0.32	-4.34	-3.79
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share (RM)	0.6800	0.7200

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2005 [dd/mm/yyyy] RM'000	31/12/2004 [dd/mm/yyyy] RM'000	31/12/2005 [dd/mm/yyyy] RM'000	31/12/2004 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	-2,012	-3,006	-2,701	-827
2	Gross interest income	3,477	683	4,811	2,643
3	Gross interest expense	8,032	8,047	15,975	15,014

Remarks :

Note: The above information is for the Exchange internal use only.

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

23 MAR 2006

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim Report for the

Second Quarter Ended

31 December 2005

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2005
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2004 RM'000	CURRENT YEAR TO DATE 31/12/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2004 RM'000
Revenue	127,150	110,372	253,901	209,847
Operating expenses	(132,639)	(109,408)	(256,011)	(216,244)
Other operating income	3,477	2,042	4,811	5,570
Profit/(Loss) from operations	(2,012)	3,006	2,701	(827)
Finance costs	(8,032)	(8,047)	(15,975)	(15,014)
Share in results of associated companies	(2,907)	4,405	(4,305)	3,414
Loss before taxation	(12,951)	(636)	(17,579)	(12,427)
Taxation	590	(60)	583	(124)
Loss after taxation	(12,361)	(696)	(16,996)	(12,551)
Minority interests	1,053	(380)	2,308	(295)
Net loss for the period	(11,308)	(1,076)	(14,688)	(12,846)
Loss per share (sen) :				
- Basic	(3.34)	(0.32)	(4.34)	(3.79)
- Fully diluted	(3.34)	(0.32)	(4.34)	(3.79)

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2005
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT QUARTER 31/12/2005 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2005 RM'000
Property, plant and equipment	329,183	326,990
Associated companies	251,300	252,043
Investments	97,642	122,464
Deferred tax assets	22,993	22,993
Deferred expenditure	655	852
Goodwill on consolidation	12,042	12,409
Current assets		
- Inventories	102,288	99,197
- Investments	26,889	3,608
- Trade and other receivables	116,590	137,334
- Short term deposits with financial institutions	17,041	11,770
- Cash and bank balances	23,680	26,042
	286,488	277,951
Current liabilities		
- Trade and other payables	98,966	88,138
- Short term borrowings	128,693	137,913
- AMB Bonds and SPV Debts	132,573	87,538
- Provisions	9,880	6,125
- Tax liabilities	244	283
	370,356	319,997
Net current liabilities	(83,868)	(42,046)
	629,947	695,705
Financed by:		
Share capital	338,535	338,535
Reserves	(190,672)	(178,619)
Shareholders' funds	147,863	159,916
Minority interests	82,795	83,603
Redeemable cumulative convertible preference shares	32,237	32,237
AMB Bonds and SPV Debts	366,446	419,188
Deferred liabilities	229	384
Deferred taxation	377	377
	629,947	695,705
Net tangible assets per share (RM)	0.40	0.43

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

Interim report for the second quarter ended 31 December 2005
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2005	338,535	81,525	60,497	45,883	(366,524)	159,916
Translation gain on net equity of foreign subsidiary companies	-	-	2,418	-	-	2,418
Share in post-acquisition reserves of associated companies	-	-	1,001	-	-	1,001
Net gain not recognised in consolidated income statement	-	-	3,419	-	-	3,419
Transferred to capital reserve	-	-	-	5	(5)	-
Net loss for the financial period	-	-	-	-	(14,688)	(14,688)
Amortisation of negative goodwill	-	-	-	(784)	-	(784)
Balance at 31 December 2005	338,535	81,525	63,916	45,104	(381,217)	147,863
Balance at 1 July 2004	338,535	81,525	51,181	47,267	(354,026)	164,482
Translation loss on net equity of foreign subsidiary companies	-	-	(3,097)	-	-	(3,097)
Net loss not recognised in consolidated income statement	-	-	(3,097)	-	-	(3,097)
Realisation of reserve on disposal of a subsidiary company	-	-	(132)	37	-	(95)
Transferred to capital reserve	-	-	-	136	(136)	-
Net loss for the financial period	-	-	-	-	(12,846)	(12,846)
Amortisation of negative goodwill	-	-	-	(780)	-	(780)
Balance at 31 December 2004	338,535	81,525	47,952	46,660	(367,008)	147,664

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2005
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 31/12/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2004 RM'000
OPERATING ACTIVITIES		
Loss before tax	(17,579)	(12,427)
Adjustments for:		
Non-cash items	15,791	11,312
Non-operating items	11,164	12,371
Operating profit before changes in working capital	9,376	11,256
Changes in working capital		
Net change in current assets	12,962	1,269
Net change in current liabilities	13,533	1,382
Others	(144)	(1,574)
	35,727	12,333
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(12,261)	(19,887)
Others	6,754	(188)
	(5,507)	(20,075)
FINANCING ACTIVITIES		
Bank borrowings	(25,761)	(3,209)
Short term deposits earmarked for bonds redemption	2,651	1,769
Others	(66)	95
	(23,176)	(1,345)
Net change in cash and cash equivalents	7,044	(9,087)
Effects of exchange rate changes	597	1
Cash and cash equivalents at beginning of the year	17,911	25,531
Cash and cash equivalents at end of the period	25,552	16,445

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **Accounting policies and methods of computation**

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2005.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2005 except for the adoption of new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. **Qualification on auditors' report**

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2005. However, the auditors drew attention to the financial position of the Group concerning the portion of AMB Bonds and SPV Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. **Seasonality or cyclicality**

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. **Unusual items**

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. **Material changes in estimates**

There were no material changes in estimates of amounts reported in prior financial years.

6. **Debt and equity securities**

The Group has redeemed RM0.5 million AMB Bonds and repaid USD1.7 million (equivalent to RM6.4 million) SPV Debts during the quarter. For the financial year-to-date, the Group has redeemed RM1.4 million AMB Bonds and repaid USD4.7 million (equivalent to RM17.5 million) SPV Debts.

Other than the above, there was no other issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. **Dividend paid**

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total revenue	95,675	158,039	516	254,230
Inter-segment revenue	-	(314)	(15)	(329)
External revenue	95,675	157,725	501	253,901
Profit/(Loss) from operations	(2,549)	605	4,645	2,701
Finance costs				(15,975)
Share in results of associated companies				(4,305)
Loss before taxation				(17,579)

9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

10. Material events subsequent to the balance sheet date

There were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group in the current quarter and financial year-to-date.

12. Changes in contingent liabilities or contingent assets

There were no material changes in the contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

For the 6 months ended 31 December 2005, the Group recorded a profit from operations of RM2.7 million as compared with a loss of RM0.8 million in the preceding year corresponding period due mainly to improved performance by our Tyre and local Motor divisions and also the recognition of foreign exchange gain arising from the US Dollar borrowings.

However, higher losses recorded by our associated companies involved in the motorcycle manufacturing operations has resulted in the Group posting a loss before tax of RM17.6 million.

14. Comparison with the preceding quarter's results

	Current Year Quarter 31/12//2005 RM'000	Immediate Preceding Quarter 30/9/2005 RM'000
Revenue	127,510	126,751
Net loss for the period :-		
- Holding and subsidiary companies	(9,526)	(2,532)
- Associated companies	(1,782)	(848)
	(11,308)	(3,380)

Higher net loss for the quarter was mainly attributable to lower performance from the local tyre manufacturing division resulting from the escalation in rubber prices. The recognition of foreign exchange loss arose from the weaker Ringgit at the end of the quarter while higher losses recorded by its associates had increased Group's loss.

15. Prospects

The operating environment in both the tyre and automotive businesses are expected to continue to be challenging. Barring unforeseen circumstances, the Board expects the Group to show improvements in its operational performance.

16. Profit forecast / profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2004 RM'000	CURRENT YEAR TO DATE 31/12/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2004 RM'000
Income tax - current	18	55	18	118
Over provision in prior years	(18)	5	(22)	-
Share in taxation of associated companies	(590)	-	(579)	6
	(590)	60	(583)	124

Provision for taxation was made as certain expenses were not deductible for tax purposes and tax losses of certain companies cannot be set-off against the taxable profits of the other companies of the Group.

18. Unquoted investments and/or properties

There were no sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at the end of the reporting period are as follows:

	RM'000
At costs	39,797
At net book value	22,606
At market value	5,512

20. Status of corporate proposals

Date of Announcement	Subject	Status
(i) 25.11.2004 25.1.2005 29.4.2005 25.5.2005 19.9.2005 18.10.2005 24.11.2005 9.2.2006	Proposed disposal of approximately 36.68% equity interest in Lion Asiapac Limited ("LAP") by AMB Venture Sdn Bhd, a wholly-owned subsidiary of Silverstone Corporation Berhad ("SCB"), comprising 148,750,644 ordinary shares of SGD0.10 each together with 148,750,644 detachable LAP warrants to LCB Venture Pte Ltd, a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), for a total consideration of SGD32,725,142 (approximately RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 per share.	Pending approvals of : (i) Securities Commission; (ii) Bank Negara Malaysia; (iii) Bursa Malaysia Securities Berhad; (iv) Shareholders of SCB, LCB and LFIB; (v) Lenders of SCB and LFIB; (vi) Holders of LCB's bonds and consolidated and rescheduled debts; (vii) Foreign Investment Committee; (viii) Ministry of International Trade and Industry; (ix) Securities Industry Council of Singapore; and (x) any other relevant authorities, if required.
(ii) 31.1.2005 2.2.2005 19.4.2005 29.4.2005 29.7.2005 10.8.2005 19.9.2005 18.10.2005 27.1.2006 9.2.2006	(a) Proposed disposal of 100% equity interest in Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each to Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balances due by SCB Group to SB as at the completion date for a total consideration of RM225 million to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("LFIB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payment. (b) Proposed restricted offer for sale of the LFIB Consideration Shares to the minority shareholders of the Company and/or placement to the members of the public.	Rejected by SC on 16 September 2005. The Company had on 14 October 2005 submitted an appeal to the SC. The SC had on 7 February 2006 rejected the appeal.

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Borrowings:			
Secured	66,637	-	66,637
Unsecured	62,056	32,237	94,293
	128,693	32,237	160,930
Bonds and Debts:			
- AMB Bonds	34,784	93,375	128,159
- SPV Debts	97,789	273,071	370,860
	132,573	366,446	499,019
Total	261,266	398,683	659,949

21. Group's borrowings and debt securities (continued)

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
Borrowings:		
- Ringgit Malaysia	-	93,462
- US Dollar	8,010	30,222
- Rmb	79,517	37,246
		160,930
Bonds and Debts		
- Ringgit Malaysia	-	128,159
- US Dollar	98,176	370,860
		499,019

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any dividend for the current quarter and financial year-to-date.

25. Loss per share

Basic

Loss per share is calculated by dividing the Group's net loss for the period by the number of shares in issue of 338.54 million.

Fully diluted

There is no dilution for the loss per share for the period as the fully diluted loss per share remains the same as the basic loss per share.

26. Status of conditions imposed by the Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the Group Wide Restructuring Scheme which included the requirements to disclose the following:

(a) Status of the turnaround exercise for loss-making operations; and

(b) Status of the proposed divestment programme.

Please refer to Appendix I to II for details of the above.

Status of the turnaround exercise for loss-making operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

Steps taken or to be taken	Status and progress
(a) **Associated companies** **Nanjing Jincheng Machinery Co Ltd**	
(i) Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent performance target.	(i) Implemented
(ii) Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) Implemented
(iii) Maximisation of efficiency of existing production capabilities and divestment of idle assets.	(iii) On-going
Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")	
With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise.	On-going
Upon the completion of the disposal of the balance 49% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") to Suzuki Assemblers Malaysia Sdn Bhd ("SAM"), the Company shall have an indirect interest in LSM via the Company's 49% equity interest in SAM.	
(b) Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turning them around.	On-going

Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Stages of the Assets to be Divested	PDP (Per GWRS)	Concluded divestment			Divestment proceeds		
		Up to December 2004	In current quarter	Current year-to-date	Received up to December 2004	Current Year (Jan - Dec 2005) Actual received in Current Qtr	Current Year (Jan - Dec 2005) Actual received in Current YTD
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By 31 December 2002							
Non-listed shares in automotive industry companies	54.7	54.7	-	-	-	-	-
By 31 December 2003							
Non-listed shares in automotive industry companies	83.8	-	-	-	-	-	-
By 31 December 2004							
Wuhan Fortune Motor Co Ltd (refer to (ii) (1))	42.7	43.5	-	-	25.2	6.1	6.1
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	17.3	7.8	-	-	7.8	-	-
Non-listed shares in automotive industry companies	13.4	-	-	-	-	-	-
	73.4						
By 31 December 2005							
Dong Feng Lion Tyre Co Ltd (refer to (ii)(3))	75.6	-	-	23.0	-	-	23.0
By 31 December 2006							
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	11.5	7.8	-	-	7.8	-	-
Non-listed shares in automotive industry companies	83.2	-	-	-	-	-	
	94.7						
Total	382.2	113.8	-	23.0	40.8	6.1	29.1

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received	Status: Outstanding	Utilisation	
	RM' million	RM'million		RM'million
(1) Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and	31.29	12.17	Repayment of borrowings	43.01
			Estimated expenses	0.45
			Gross proceeds	43.46
	The outstanding balance will be paid in the following manner:		RM25.09 million of the total amount received was utilised to redeem/repay the SCB Bonds/SPV Debts whilst the balance of RM1.12 million is pending repatriation from China.	
Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	Before 15 August 2006	6.08		
	Before 15 August 2007	6.09		
		12.17		
The disposal was completed on 24 April 2003.				

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received (continued)

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received	Status: Outstanding	Proposed Utilisation	
	RM' million	RM'million		RM'million
(2) Disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd to Kau Hua Int'l Investment Co Ltd for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million). The disposal was completed on 6 April 2004.	15.59	-	Repayment of borrowings Estimated expenses RM5.94 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance of RM9.65 million is pending repatriation from China and has been earmarked for the redemption/repayment of the AMB Bonds and the SPV Debts.	15.56 0.03 15.59
(3) Disposal of 55% equity interest in Dong Feng Lion Tyre Co Ltd ("Dong Feng") by Lion Rubber Industries Pte Ltd ("Lion Rubber") to Dong Feng Tyre Group Co Ltd for a total cash consideration of Rmb1.00 (approximately RM0.46) ("Proposed 55% Disposal"). Settlement of inter-company balances due to Lion Rubber by Dong Feng for a total cash consideration of Rmb 50 million. The disposal was completed on 2 March 2005.	22.96	-	Repayment of borrowings Estimated expenses Gross proceeds RM22.96 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts.	22.65 0.31 22.96

(iii) Plans to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the AMB Bonds/SPV Debts.